Filed by UBS AG Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: UBS AG Registration No.: 333-234705 Date: April 30, 2020

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April 30, 2020

News Release

UBS Announces Extension of Final Expiration Date for Five ETRACS ETN Exchange Offers

April 30, 2020 – UBS AG announced today that it will extend the Final Expiration Date for the previously announced voluntary exchange offers (“Exchange Offers”) for five ETRACS Series A ETNs (collectively the “Series A ETNs”) for corresponding ETRACS Series B ETNs (collectively, the “Series B ETNs”), as set forth in Table-1 below.

The updated Final Expiration Date for each Exchange Offer will be August 5, 2020, unless further extended by UBS AG in its sole discretion. The full schedule of additional exchange dates and exchange offer settlement dates is listed in Table-2 below.

Except as described in this press release, all other terms of the Exchange Offers remain unchanged.

Table-1

ETRACS Series A ETN (Ticker | Name)		→	ETRACS Series B ETN (Ticker | Name)

AMU	ETRACS Alerian MLP Index ETN due July 18, 2042	→	AMUB	ETRACS Alerian MLP Index ETN, Series B due July 18, 2042

BDCS	ETRACS Linked to the Wells Fargo Business Development Company Index due April 26, 2041	→	BDCZ	ETRACS Wells Fargo Business Development Company Index ETN Series B due April 26, 2041

DJCI	ETRACS Linked to the Bloomberg Commodity Index Total Return due October 31, 2039	→	DJCB	ETRACS Bloomberg Commodity Index Total Return ETN Series B due October 31, 2039

MLPI	ETRACS Linked to the Alerian MLP Infrastructure Index due April 2, 2040	→	MLPB	ETRACS Alerian MLP Infrastructure Index ETN Series B due April 2, 2040

UCI	ETRACS linked to the UBS Bloomberg Constant Maturity Commodity Index (CMCI) Total Return due April 5, 2038	→	UCIB	ETRACS UBS Bloomberg Constant Maturity Commodity Index (CMCI) Total Return ETN Series B due April 5, 2038

As previously announced, the voluntary exchange offers with respect to UBS AG’s 2×Leveraged Long ETRACS Linked to the Wells Fargo® Business Development Company Index due May 24, 2041 (Ticker: BDCL) (CUSIP:

UBS AG, News Release, April 30, 2020	Page 1 of 6

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90267B765) and ETRACS Monthly Pay 2xLeveraged Mortgage REIT ETN due October 16, 2042 (Ticker: MORL) (CUSIP: 90269A302) were each terminated effective as of March 16, 2020, as a result of the mandatory redemption of those securities following the occurrence of an “Acceleration Upon Minimum Indicative Value” on March 16, 2020, each pursuant to its terms. The voluntary exchange offer with respect to the ETRACS Monthly Pay 2xLeveraged Closed-End Fund ETN due December 10, 2043 (Ticker: CEFL) (CUSIP: 90270L842), was terminated effective as of March 18, 2020, as a result of its mandatory redemption following the occurrence of an “Acceleration Upon Minimum Indicative Value” on March 18, 2020, pursuant to its terms.

Table-2

Exchange Period	Exchange Period Begins[1]	Exchange Period Ends (the “Exchange Date”)[2]	Settlement Date

Ninth Exchange Period	5/1/2020	5/19/2020	5/21/2020

Tenth Exchange Period	5/19/2020	6/4/2020	6/8/2020

Eleventh Exchange Period	6/4/2020	6/19/2020	6/23/2020

Twelfth Exchange Period	6/19/2020	7/7/2020	7/9/2020

Thirteenth Exchange Period	7/7/2020	7/21/2020	7/23/2020

Final Exchange Period	7/21/2020	8/5/2020	8/7/2020

[1] Exchange Periods begin at 5:00 p.m. (New York City time) on each date set forth in the table above.

[2] Exchange Periods end at 4:59 p.m. (New York City time) on each date set forth in the table above.

The Settlement Date applicable to each holder of Series A ETNs will be determined by reference to the date upon which such holder validly tenders its Series A ETNs.

Tenders of Series A ETNs in connection with any Exchange Offer may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Exchange Date immediately following the date on which such Series A ETNs are validly tendered. Following each Exchange Date, Series A ETNs that were tendered in the preceding Exchange Period may not be validly withdrawn unless UBS AG is otherwise required by law to permit withdrawal. In the event of termination of an Exchange Offer, the Series A ETNs tendered pursuant to that Exchange Offer will be promptly returned to the tendering holders. For example, Series A ETNs validly tendered in the Ninth Exchange Period may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Ninth Exchange Date (5/19/2020). Following the Ninth Exchange Date, any Series A ETNs validly tendered in the Ninth Exchange Period but not withdrawn prior to 5:00 p.m., New York City time, on the Ninth Exchange Date may no longer be validly withdrawn, unless UBS AG is otherwise required by law to permit such withdrawal. Similarly, Series A ETNs validly tendered in the Tenth Exchange Period may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Tenth Exchange Date (6/4/2020). Following the Tenth Exchange Date, any Series A ETNs validly tendered in the Tenth Exchange Period but not withdrawn prior to 5:00 p.m., New York City time, on the Tenth Exchange Date may not be validly withdrawn, unless UBS AG is otherwise required by law to permit such withdrawal.

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Each Series B ETN offered in the Exchange Offers is intended to provide the same economic exposure as the corresponding Series A ETN, including identical underlying indices, daily Closing Indicative Values (CIV), investor fees, coupon amounts (if applicable) and payment formulas, in each case as set forth in the Prospectus and applicable annex related to the Exchange Offers, dated December 9, 2019 (the “Prospectus”). The key difference between the Series A ETNs and the Series B ETNs is that UBS AG and UBS Switzerland AG are each co-obligors on all Series A ETNs, while UBS AG is the sole issuer and obligor on all Series B ETNs. UBS Switzerland AG has no obligations with respect to the Series B ETNs.

UBS AG is conducting the Exchange Offers in order to reduce the intercompany exposures of UBS Switzerland AG to UBS AG in line with regulatory recovery and resolution guidance.

UBS AG has a contractual right to redeem all Series A ETNs and, within a few months after the Final Expiration Date of the Exchange Offers, UBS AG intends to exercise its contractual call right for any non-tendered Series A ETNs that were subject to the Exchange Offers. Following the completion of such redemptions, no Series A ETNs are expected to remain outstanding.

For more information on the ETNs included in the Exchange Offers, please see the Prospectus.

Table-3 below includes the CUSIPs for each ETN involved in the Exchange Offers.

Table-3

ETRACS Series A ETN (Ticker | CUSIP)		→	ETRACS Series B ETN (Ticker | CUSIP)

AMU	90267B682	→	AMUB	90274D374

BDCS	902641588	→	BDCZ	90274D416

DJCI	902641679	→	DJCB	90269A450

MLPI	902641646	→	MLPB	90274D382

UCI	902641778	→	UCIB	90274D390

Media contact

Christina Aquilina

+1 212 713 4488

Christina.aquilina@ubs.com

Institutional Investor contact*

+1-877-387 2275

*Individual investors should instruct their broker/advisor/custodian to call us or should call together with their broker/advisor/custodian.

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The Exchange Offers are being made pursuant to the terms and conditions set forth in UBS AG’s Prospectus related to the Exchange Offers, dated December 9, 2019, which form a part of the Registration Statement (as defined below), and the related Letter of Instruction (the “Letter of Instruction”).

A Registration Statement on Form F-4 (Registration No. 333-234705) (the “Registration Statement”) relating to the offer of the Series B ETNs was filed with the SEC on November 14, 2019 (as amended by Amendment No. 1 to the Registration Statement filed with the SEC on December 5, 2019) and declared effective by the SEC on December 9, 2019. Copies of the Prospectus, the Letter of Instruction and other documents filed with the SEC by UBS AG are available to holders free of charge through the website maintained by the SEC at www.sec.gov. Copies of the Prospectus and the Letter of Instruction are available to holders free of charge through the information agent, D.F. King & Co. Inc., by calling (800) 591-8269 (toll free) or (212) 269-5550 (for banks and brokers) or by emailing ubs@dfking.com. Holders may also obtain copies of the Prospectus and the Letter of Instruction, free of charge, by contacting UBS AG by calling 1-877-387 2275 or by emailing etracs@ubs.com.

This news release shall not constitute an offer to sell or a solicitation of an offer to buy any of the securities that are part of the Exchange Offers. The Exchange Offers are being made solely pursuant to the terms and conditions described in the Prospectus and related annexes and Letter of Instruction. This news release shall not constitute an offer to sell or the solicitation of an offer to buy any securities nor will there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

CAUTIONARY LANGUAGE CONCERNING FORWARD-LOOKING STATEMENTS

Information set forth in this news release contains forward-looking statements that are subject to risks and uncertainties, and actual results may differ materially. A discussion of factors that may affect future results is contained in UBS AG’s filings with the Securities and Exchange Commission and in the Registration Statement related to the Exchange Offers and there is no assurance that UBS AG will actually complete the Exchange Offers on the terms described herein or at all or that it will subsequently redeem the Series A ETNs. UBS disclaims any obligation to update or revise statements contained in this news release based on new information or otherwise.

In the U.S., securities underwriting, trading and brokerage activities and M&A advisor activities are provided by UBS Securities LLC, a registered broker/dealer that is a wholly owned subsidiary of UBS AG, a member of the New York Stock Exchange and other principal exchanges, and a member of SIPC. UBS Financial Services Inc. is a registered broker/dealer and affiliate of UBS Securities LLC.

The securities related to the offerings are not deposit liabilities and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency of the United States, Switzerland or any other jurisdiction.

About ETRACS

ETRACS ETNs are senior unsecured notes issued by UBS AG, are traded on NYSE Arca, and can be bought and sold through a broker or financial advisor. An investment in ETRACS ETNs is subject to a number of risks, including the risk of loss of

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some or all of the investor’s principal, and is subject to the creditworthiness of UBS AG. Investors are not guaranteed any coupon or distribution amount under the ETNs. Prior to making an investment in the ETRACS ETNs, investors should take into account whether or not the market price is tracking the intraday indicative value of the ETNs. We urge you to read the more detailed explanation of risks described under “Risk Factors” in the applicable prospectus supplement, or product supplement and pricing supplement, for the ETRACS ETN.

About UBS

UBS provides financial advice and solutions to wealthy, institutional and corporate clients worldwide, as well as private clients in Switzerland. UBS’s strategy is centered on our leading global wealth management business and our premier universal bank in Switzerland, enhanced by Asset Management and the Investment Bank. The bank focuses on businesses that have a strong competitive position in their targeted markets, are capital efficient, and have an attractive long-term structural growth or profitability outlook.

UBS is present in all major financial centers worldwide. It has offices in 50 countries, with about 31% of its employees working in the Americas, 32% in Switzerland, 19% in the rest of Europe, the Middle East and Africa and 18% in Asia Pacific. UBS Group AG employs over 67,000 people around the world. Its shares are listed on the SIX Swiss Exchange and the New York Stock Exchange (NYSE).

This material is issued by UBS AG and/or any of its subsidiaries and/or any of its affiliates (“UBS”). Products and services mentioned in this material may not be available for residents of certain jurisdictions. Past performance is not necessarily indicative of future results. Please consult the restrictions relating to the product or service in question for further information. Activities with respect to US securities are conducted through UBS Securities LLC, a US broker/dealer. Member of SIPC (http://www.sipc.org/).

Alerian MLP Index, Alerian MLP Infrastructure Index, AMZ and AMZI are trademarks of Alerian and their use is granted under a license from Alerian.

Wells Fargo Securities, Wells Fargo Securities, LLC, Wells Fargo and Wells Fargo Business Development Company Index are trademarks of Wells Fargo® & Company and have been licensed for use by UBS AG. The ETRACS Linked to the Wells Fargo Business Development Company Index and the ETRACS Wells Fargo Business Development Company Index ETN Series B are not issued, guaranteed, sponsored, or advised by Wells Fargo & Company, Wells Fargo Securities, LLC or their subsidiaries and affiliates (collectively, “Wells Fargo”). Wells Fargo makes no representation or warranty, express or implied, to investors in the ETRACS ETNs or any member of the public regarding the ability of any data supplied by Wells Fargo or any Index to track financial instruments comprising the Index or any trading market and no guarantee of performance of the ETRACS Linked to the Wells Fargo Business Development Company Index or the ETRACS Wells Fargo Business Development Company Index ETN Series B. Wells Fargo & Company does not guarantee that the Index referenced by the ETRACS ETNs has been accurately calculated and shall not have any liability for any error in the calculation. Wells Fargo’s only relationship to UBS AG is the licensing of certain intellectual property rights relating to the Index as well as trademarks and trade names of Wells Fargo and of the data supplied by Wells Fargo that is determined, composed, compiled and calculated by Wells Fargo or a third party index calculator, without regard to the ETRACS Linked to the Wells Fargo Business Development Company Index or the ETRACS Wells Fargo Business Development Company Index ETN Series B. Wells Fargo has no obligation to take into consideration the ETRACS Linked to the Wells Fargo Business Development Company Index and the ETRACS Wells Fargo Business Development Company Index ETN Series B or investors in the ETRACS ETNs when

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determining, composing, compiling or calculating the data. Wells Fargo has no obligation or liability in connection with the issuance, listing, registration, distribution, administration, trading or redemption or settlement by the issuer or otherwise of the ETRACS Linked to the Wells Fargo Business Development Company Index and the ETRACS Wells Fargo Business Development Company Index ETN Series B .

WELLS FARGO DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE INDEX OR OF ANY DATA SUPPLIED BY IT OR ANY DATA INCLUDED THEREIN. WELLS FARGO MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY UBS AG AND THE ETRACS WELLS FARGO BUSINESS DEVELOPMENT COMPANY INDEX OR ANY OTHER PERSON OR ENTITY FROM THE USE OF INDEX OR OF THE DATA SUPPLIED BY WELLS FARGO OR ANY DATA INCLUDED THEREIN. WELLS FARGO MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE INDEX AND THE DATA SUPPLIED BY WELLS FARGO OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL WELLS FARGO HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

NONE OF BLOOMBERG, UBS AG, UBS SECURITIES LLC OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES GUARANTEES THE ACCURACY AND/OR THE COMPLETENESS OF THE BLOOMBERG COMMODITY INDEXSM OR THE UBS BLOOMBERG CONSTANT MATURITY COMMODITY INDEX (CMCI) OR ANY DATA RELATED THERETO AND NONE OF BLOOMBERG, UBS AG, UBS SECURITIES LLC OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES SHALL HAVE ANY LIABILITY FOR ANY ERRORS, OMISSIONS OR INTERRUPTIONS THEREIN. NONE OF BLOOMBERG, UBS AG, UBS SECURITIES OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES MAKES ANY WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY OWNERS OF THE SECURITIES OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE BLOOMBERG COMMODITY INDEXSM OR ANY DATA RELATED THERETO. NONE OF BLOOMBERG, UBS AG, UBS SECURITIES LLC OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES MAKES ANY EXPRESS OR IMPLIED WARRANTIES AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE BLOOMBERG COMMODITY INDEXSM OR THE UBS BLOOMBERG CONSTANT MATURITY COMMODITY INDEX (CMCI) OR ANY DATA RELATED THERETO. WITHOUT LIMITING ANY OF THE FOREGOING, TO THE MAXIMUM EXTENT ALLOWED BY LAW, BLOOMBERG, ITS LICENSORS (INCLUDING UBS), AND ITS AND THEIR RESPECTIVE EMPLOYEES, CONTRACTORS, AGENTS, SUPPLIERS AND VENDORS SHALL HAVE NO LIABILITY OR RESPONSIBILITY WHATSOEVER FOR ANY INJURY OR DAMAGES— WHETHER DIRECT, INDIRECT, CONSEQUENTIAL, INCIDENTAL, PUNITIVE OR OTHERWISE—ARISING IN CONNECTION WITH THE BLOOMBERG COMMODITY INDEXSM OR THE UBS BLOOMBERG CONSTANT MATURITY COMMODITY INDEX CMCI OR ANY DATA OR VALUES RELATING THERETO—WHETHER ARISING FROM THEIR NEGLIGENCE OR OTHERWISE, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS AMONG BLOOMBERG AND UBS SECURITIES LLC, OTHER THAN UBS AG.

UBS specifically prohibits the redistribution or reproduction of this material in whole or in part without the prior written permission of UBS and UBS accepts no liability whatsoever for the actions of third parties in this respect.

© UBS 2020. The key symbol, UBS and ETRACS are among the registered and unregistered trademarks of UBS. Other marks may be trademarks of their respective owners. All rights reserved.

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